

For Immediate Release

8x8, Inc.

8x8 Further Expands Portfolio of Cloud Communications Services with Acquisition of Contactual, Inc.

SUNNYVALE, CA - September 12, 2011 -- 8x8, Inc. (Nasdaq: EGHT), provider of innovative cloud communications and computing solutions, today announced it has signed a definitive agreement to acquire privately-held Contactual, Inc., a provider of cloud-based call center and customer interaction management solutions, in an all stock transaction that will not exceed 6.7 million shares of common stock of 8x8. 8x8 expects the transaction to close prior to September 30, 2011. 8x8 has been successfully reselling Contactual's call center technologies as part of its business communications services since 2007 and has seen strong, escalating demand for these services across the 8x8 customer base.

The acquisition of Contactual will further enhance 8x8's growing suite of cloud services, bolstering its unique position in the market as a single source provider of SaaS (Software as a Service) and IaaS (Infrastructure as a Service) business solutions, in keeping with its previously stated strategic growth initiatives. Contactual's revenue for calendar year 2010 was approximately $8.3 million, inclusive of approximately 10% of revenue received from 8x8. The acquisition is expected to be immediately accretive to 8x8's full fiscal year net income after the exclusion of any one-time costs associated with the acquisition and amortization expenses.

Contactual Call Center solutions will be offered as a resale opportunity to all 8x8 channel partners as part of the company's recently launched go-to-market channel program which provides partners with the ability to resell a broad range of cloud based services. Currently, 8x8 offers more than 20 cloud services including VoIP (Voice over Internet Protocol), Conferencing, Video and Cloud Computing.

"8x8 is committed to becoming the industry's premier provider of cloud-based communications and mission critical services and applications to businesses of all sizes," said Bryan Martin, Chairman and CEO of 8x8. "The acquisition of Contactual is a natural extension of this strategy as it significantly broadens our technological expertise and service offerings in the customer interaction management and contact center space. At the same time, the acquisition allows us to realize operational cost savings and enhanced customer satisfaction resulting from the tighter integration of the Contactual technology platform within 8x8's services and network."

Headquartered in Redwood City, California, Contactual provides small businesses and enterprise departments with an efficient way to improve customer satisfaction while lowering costs. Contactual's patented OnDemand Contact Center decouples the call center from the physical constraints of on-premise equipment, empowering companies to deploy agents anywhere there is

-more-

an Internet connection. By giving clients the ability to break their long-standing dependency on telephony and hardware, the Contactual solution lowers operating costs, improves customer and agent satisfaction, and speeds workflow through faster provisioning and advanced reporting. Contactual has customers ranging from Fortune 500 companies to small and medium businesses, and distribution partners serving the U.S, Canada, Europe, Japan and Australia.

"Today, many of our largest customers are already subscribing to hosted call center services utilizing the Contactual platform, and we are seeing increased demand for these services from our large, channel-originated prospective customers," said Martin. "The Contactual solution has been proven in enterprise deployments with 8x8's communications services for more than four years and incorporates a world class user interface, rich multimedia feature set and outstanding reliability metrics. With the complete integration of this offering under one software and services platform, we will now be more fully integrating these capabilities into our existing services, and also be able to build even more competitively priced call center capabilities for our small business customer base."

In a recent Frost & Sullivan report on the hosted contact center industry, the market research firm stated, "Frost & Sullivan believes that the hosted contact center market is moving quickly out of the early adopter stage, with immense growth potential for the future. Based on our most current research, Frost & Sullivan forecasts overall hosted revenues to grow at a compound annual growth rate (CAGR) of 34.1% from 2009 through 2013. For small seat deployments (< 100 seats) alone, this aggressive growth is forecasted at an even higher CAGR of 41.3% for the same period."

About 8x8, Inc.

8x8, Inc. (Nasdaq: EGHT), a pioneer in the development of cloud-based VoIP, video, mobile, and unified communications solutions, leverages its patented software technologies to deliver industry-leading SaaS applications to businesses of any size with employees in any location. We offer integrated business communications and cloud computing services that are designed to meet the highest levels of availability, reliability and scalability. Increasingly, businesses are finding they can reduce costs, improve productivity, and be positioned competitively for the future by choosing 8x8 for their mission critical, cloud-based communications and computing needs. For additional information, visit www.8x8.com, or connect with 8x8 on Facebook and Twitter.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, information about future events based on current expectations, potential product development efforts, near and long-term objectives, potential new business, strategies, organization changes, changing markets, future business performance and outlook. Such statements are predictions only, and actual events or results could differ materially from those made in any forward-looking statements due to a number of risks and uncertainties.

-more-

Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors. These factors include, but are not limited to, the possibility that we and Contactual may be unable to achieve expected synergies and other benefits from the proposed transaction within the expected time-frames or at all, integration of the operations of Contactual with our own may be more difficult, time-consuming or costly than expected, revenues of the combined business following the transaction may be lower than expected, our ability to retain key employees of 8x8 and Contactual subsequent to the completion of the transaction, the conditions to the completion of the transaction may not be satisfied, customer acceptance and demand for our products and services, the reliability of our services, the prices for our services, customer renewal rates, customer acquisition costs, actions by our competitors, including price reductions for their telephone services, potential federal and state regulatory actions, compliance costs, potential warranty claims and product defects, our needs for and the availability of adequate working capital, our ability to innovate technologically, the timely supply of products by our contract manufacturers, potential future intellectual property infringement claims that could adversely affect our business and operating results, and our ability to retain our listing on the NASDAQ Capital Market. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's reports on Forms 10-K and 10-Q, as well as other reports that 8x8, Inc. files from time to time with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and 8x8, Inc. undertakes no obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future.

# # #

CONTACT:
Joan Citelli
joan.citelli@8x8.com
(408) 654-0970